UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Transaction Agreement

On December 19, 2025, Maase Inc.(“MAAS” or the “Company”) entered into a transaction agreement (the “Transaction Agreement”) with Oriental Grove Ltd, a business company duly incorporated under the laws of the British Virgin Islands (the “Target Company”) and shareholders of the Target Company (the “Sellers”).

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers all of the issued and outstanding equity interests of the Target Company, for a total consideration of approximately US$62.4 million, consisting of (i) an aggregate 34,911,410 Class A ordinary shares of a par value of US$0.09 each of the Company (the “Consideration Shares”), at a purchase price of US$1.5 per share and (ii) a cash payment of US$10,000,000, which will be paid within 365 days after the closing (the “Closing”) of the transaction contemplated under the Transaction Agreement. Upon the Closing, the Company will acquire all of the issued and outstanding equity interests of the Target Company and the Target Company will become a wholly-owned subsidiary of the Company.

The Transaction Agreement also provides that, subject to certain customary exceptions, each Seller is subject to a lock-up period of sixty (60) months following the Closing.

The transaction is expected to close in January 2026, subject to the satisfaction or waiver of customary closing conditions as set forth in the Transaction Agreement.

The Target Company is engaged in the main business of premium tea products and maintains an inventory of approximately 2,000 metric tons of high-grade tea. The Company believes that this acquisition supports its strategic expansion into the health and wellness sector by adding tangible assets with potential long-term value and complementing the Company’s broader product and business ecosystem.

Forward-looking Statements

This current report on Form 6-K contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When MAAS uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from MAAS’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: risks related to whether the conditions required to close the transaction will be satisfied; value and business prospects of the acquired businesses and assets; MAAS’s goals and strategies; MAAS’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets MAAS serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by MAAS with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this current report. Additional factors are discussed in MAAS’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. MAAS undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.

Date: December 19, 2025	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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